

CORRECTED
May 11, 2012

Via Email
Mr. Stephen Elop
President and Chief Executive Officer
Nokia Corporation
Keilalahdentie 4, P.O. Box 226
FI-00045 NOKIA GROUP
Espoo, Finland

    Re: Nokia Corporation
              Form 20-F for the fiscal year ended December 31, 2011
              Filed March 8, 2012
              File No. 1-13202

Dear Mr. Elop:

We have reviewed your response letter dated April 30, 2012 and your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Microsoft Partnership, page 90

1. We note your response to comments 1 and 2 in our letter dated April 17, 2012. As previously requested, please disclose the duration of the licensing fees and platform support payments agreements. If the quarterly platform support payment is USD 250 million (approximately EUR 180 million), please disclose this fact. Otherwise, disclose the amount of each quarterly payment over the term of the agreement.

Results of Operations, Results by Segments, Devices & Services

Average Selling Price, page 118

2. We note your response to comment 4 in our letter dated April 17, 2012. Since you had a significant increase in non-recurring IPR royalty income in 2011 as compared to 2010, tell us and disclose in more detail why the inclusion of such income in the Devices & Services ASP is meaningful to investors. In addition, disclose your operational structure changes in 2011 that contributed to the decision to provide certain financial information for your Smart Devices and Mobile Phone business units, including their respective ASP.

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Please file all correspondence over EDGAR. You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas, Staff Attorney at (202) 551-3436 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director